December 17, 2012

VIA EDGAR

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Jessica Plowgian, Attorney-Advisor

Kathryn Jacobson, Staff Accountant

Dean Suehiro, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Charm Communications Inc. Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 27, 2012 Form 6-K Filed August 24, 2012 File No. 001-34701

Dear Mr. Spirgel, Ms. Murphy, Ms. Plowgian, Ms. Jacobson and Mr. Suehiro:

On behalf of our client, Charm Communications Inc., a company incorporated under the laws of the Cayman Islands (the “Company”, or “we”, and “our”, “us” and like terms should be interpreted accordingly), we hereby provide the response to the comment letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 9, 2012, pertaining to the Company’s annual report on Form 20-F for the year ended December 31, 2011 filed on April 27, 2012 (the “Company’s 2011 Form 20-F”) and the Company’s report on Form 6-K filed on August 24, 2012 (the “Company’s Form 6-K”).

Based on our prior discussion with the Staff, the Company’s proposes to file this response letter addressing the Staff’s comments and, as discussed, the Company is also submitting a proposed Amendment No. 1 to the Company’s 2011 Form 20-F (“Amendment No. 1”) as Exhibit A hereto. We have arranged for hand delivery to you five hard copies of this response letter and Exhibit A. On behalf of the Company, we wish to thank you and the other members of the Staff for kindly accommodating the Company’s proposed filing approach.

The Company hereby undertakes that it will either file an amendment to the Company’s 2011 Form 20-F via EDGAR immediately after the Staff’s comments are resolved or upon the Staff’s request. The Company also confirms that it understands its obligation to disclose material information about the Company to the public on a timely basis.

Set forth below are the Company’s response to each of the Staff’s comments contained in your November 9, 2012 letter. For convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed the Company’s response accordingly. Unless otherwise indicated, each page number reference included in the response below is to a location in Amendment No. 1 where the proposed disclosure to address a particular comment appears.

Form 20-F for the Fiscal Year Ended December 31, 2011

Cover

1. Your cover page indicates that your jurisdiction of incorporation or organization is the People’s Republic of China. However, you state on page 58 and elsewhere in your filing that you are incorporated in the Cayman Islands. Please advise or revise.

The Company has revised the referenced disclosure on the cover page to indicate it is incorporated in the Cayman Islands.

Risk Factors, page 4

2. Please revise your Risk Factors section to include a separate risk factor discussing the potentially limited access by investors and other market participants to corporate records filed with PRC government entities such as SAIC. Include in your discussion what steps must be taken by individuals to gain access to these records, for example, seeking permission from you for SAIC to grant access to this information including, but not limited to, financial reports, shareholder changes and assets transfers.

In response to the Staff’s comment, the Company has added a risk factor on page 16 of Amendment No. 1 as follows:

Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to a wide array of corporate records of such listed companies’ PRC entities filed with local offices of the administration of industry and commerce in China. Loss of, or limit in, the access to such information may adversely affect overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

All PRC corporate entities, including our subsidiaries and our variable interest entities, maintain corporate records and filings with industry and commerce administration authorities in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among other things, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

There have been regulations promulgated by various government authorities in China that govern the public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the SAIC, as amended, or the SAIC measures, a wide range of basic corporate records, except for such restricted information as business results and financial reports, can be inspected by the public without restrictions. Under these SAIC measures, a company’s restricted information can only be inspected by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local industry and commerce administration authorities in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by expanding the scope of restricted information that the public cannot freely access. Many local industry and commerce administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not restricted information under the SAIC measures) is only granted to authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

However, neither the SAIC nor the local industry and commerce administration authorities were reported to have strictly implemented the restrictions under either the SAIC measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, were reported to be able to access all or most corporate records and filings of these listed company’s PRC entities maintained with the industry and commerce administration authorities. Such records and filings were reported to have formed important components of research reports on certain China-based, U.S.-listed companies, which reports claimed to have uncovered wrongdoings and fraud committed by these companies on the basis of (i) the disparities found between the listed companies’ reported results and their PRC entities’ financial reports filed with industry and commerce administration authorities, and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the industry and commerce administration authorities but not properly disclosed by such listed companies as required under the U.S. securities law and the SEC’s disclosure requirements. The significant disparities found between (i) certain China-based, U.S.-listed companies’ reported results and other disclosure and (ii) their PRC entities’ financial reports and other records filed with industry and commerce administration authorities were also reported to have formed the basis of several class action lawsuits against such listed companies in the U.S.

It was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities have started strictly implementing the above restrictions and have significantly curtailed public access to corporate records and filings. There have also been reports that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publically accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

3. Please include risk factor disclosure, if applicable, regarding the risks associated with new or changing regulatory restrictions on satellite television. We note your references to the impact of such regulations on your business in your earnings calls for 2012.

The Company has revised the referenced risk factor on page 23 of Amendment No. 1 in response to the Staff’s comment as follows:

Recent changes in regulatory restrictions on satellite television may adversely affect our business and results of operations.

The State Administration of Radio, Film, and Television issued the Supplementary Provisions to the ‘Radio and Television Advertising Broadcast Management Rules’, which came into effect as of January 1, 2012, precluding all advertisements occurring in the middle of any television program broadcasts. Pursuant to this prohibition, the Company is restricted from selling advertisement time or other rights in the middle of television program broadcasts. Television advertising is a significant revenue source for the Company. Therefore, there may be a material adverse effect on our business and results of operations if the Company is required to alter its business operations to comply with such changes in law or if the Company’s ability to sell its products and services on a global basis is reduced or restricted due to increased government regulation.

“If the PRC government determines that the agreements that establish...” page 17

4. We note your statement that Charm Media Co., Ltd. and Shang Xing Media Co., Ltd have acquired licenses for the provision of advertising services in China as well as your disclosure that “[f]rom 2011, we have begun operating the majority of our business through these two new entities.” Please explain how these entities comply with the PRC regulations with respect to the provision of advertising services by foreign entities. We also note your statement that you “have been and are expected to continue to be dependent on variable interest entities to operate” your advertising service business. Please explain why, if you are able to conduct your advertising business through Charm Media Co., Ltd. and Shang Xing Media Co., Ltd in which you have an indirect equity interest, you would continue to utilize the variable interest entity structure for your operations.

The Company respectfully advises the Staff that the Company is now conducting the majority of its advertising business through the two wholly foreign owned enterprises (“WFOEs”), Charm Media Co., Ltd. and Shang Xing Media Co. According to Section 10 of the Provisions on the Administration of Foreign-funded Advertising Enterprise, to establish a foreign-funded advertising company, other than being in compliance with relevant PRC laws and regulations, the applicant investor shall meet the following qualifications: i) such parent company of a WFOE shall be an enterprise mainly engaged in advertising business; and ii) such parent company of a WFOE has existed and has engaged in advertising business for not less than 3 years. As O’Master Communications (Hongkong) Ltd., an entity we acquired in 2010 and now the parent company of the WFOEs, meets the above-mentioned requirements, the WFOEs are qualified to operate an advertising business in China. While the variable interest entities are not required for the Company’s operation of its business, such variable interest entities still have outstanding contractual service obligations owed to certain clients, which obligations we plan to renew with our WFOEs upon the expiration of the respective terms of the applicable contracts. As the corresponding clients typically hold a bid for their suppliers every two or three years, the Company believes it can complete the transition of the remaining clients of these variable interest entities to the WFOEs in a two- to three-year period if events proceed as planned.

“The nominee shareholders of the variable interest entities may have potential conflicts of interest with us,” page 19

5. Please expand this risk factor, if applicable, to identify any other officers and directors who are shareholders of your variable interest entities and state the percentage ownership Mr. He Dang and Ms. Qingmei Bai , the nominee shareholders of the variable interest entities, the legal shareholders, hold in those entities. Please revise your disclosure to disclose that the interests of Mr. Dang, as the chairman and chief executive officer of Charm Communications (as well as any other officers or directors of Charm Communications identified in response to this comment), may not be aligned with the unaffiliated public security holders of Charm Communications due to his holdings of the operational companies. Explain whether or not a separate fiduciary without any such conflicts serves as the fiduciary of the public unaffiliated security holders of Charm Communications. State whether or not this fiduciary is considered wholly independent of Mr. Dang and the factors by which you have determined such fiduciary to be independent, including a discussion of factors that may contraindicate any such independence. Finally, discuss whether there would be any effective way for any independent directors or the other shareholders of your company to prevent the parties with dual roles from making decisions on behalf of your company that may favor themselves as shareholders of the VIE.

The Company has added the referenced risk factor on page 20 of Amendment No. 1 in response to the Staff’s comment to read as follows:

Certain shareholders of our variable interest entities may have potential conflicts of interest with us, which may harm our business and financial condition.

Currently, our variable interest entities are owned by Mr. He Dang (“Mr. Dang”) and Ms. Qingmei Bai (“Ms. Bai”), with Mr. Dang owning 67% of the outstanding equity of our variable interest entities and Ms. Bai owning the remainder. Mr. Dang is also a beneficial owner of our company. Ms. Bai is Mr. Dang’s mother. Mr. Dang is the chairman of our board of directors and our chief executive officer, and he also serves as the chairman of the board of directors of our variable interest entities. Ms. Bai serves as the supervisor (a compulsory inspector position required under PRC Company Law) of two of our variable interest entities, Shidai Charm Advertising Co., Ltd. and Beijing Charm Culture Co., Ltd. Conflicts of interest between (i) Mr. Dang’s and Ms. Bai’s duties to our company and shareholders (including the holders of our ADSs who are not otherwise affiliated with our variable interest entities) and (ii) their duties as the major shareholders, directors and officers of our variable interest entities may arise. We cannot assure you that when conflicts of interest arise, any or both of these individuals will act in the best interests of our company and our shareholders, or that conflicts will be resolved in our favor.

For example, Mr. Dang and/or Ms. Bai may decide to transfer significant business or assets of the variable interest entities to other legal entities they own or control that are not controlled by us, or opportunities may arise in the future for these individuals to sell the variable interest entities or its significant business or assets to third parties at a premium. In the event a sale takes place upon the occurrence of such circumstance(s) mentioned above, the consideration of such a transfer or sale will be paid to Mr. Dang and/or Ms. Bai. Neither the Company nor our other shareholders will receive any proceeds from such sale of all or a significant portion of our underlying business, which will be materially detrimental to the Company and our public shareholders. To prevent such event from happening, decisions relating to material sales in connection with the variable interest entities are overseen and determined by the Company pursuant to the contractual arrangements with the variable interest entities, its shareholders and the WFOE (Nanning Jetlong). The board of directors of the Company consists of five directors, with four of them (other than Mr. Dang) holding no interest in any variable interest entity. These four directors’ interests are independent in making decisions related to the variable interest entities and they are the fiduciaries our unaffiliated shareholders may rely on to safeguard their interests. However, the holders of a majority of the total outstanding equity interest of the Company have the right to appoint and remove members of the board (other than the one director appointed by the shareholder holding no less than 10% of the Company’s total outstanding share capital) pursuant to our Memorandum and Articles of Association, as amended. In other words, due to fact that Mr. Dang, our largest shareholder, chairman of our board of directors and chief executive officer, is also a majority shareholders of our variable interest entities, we cannot assure you that we will be able to prevent him from making decisions on behalf our company that only favor the shareholders of the variable interest entities.

In addition, Mr. Dang and/or Ms. Bai may breach or cause our variable interest entities or their subsidiaries to breach or refuse to renew existing contractual arrangements that allow us to effectively control and receive economic benefits from them. Currently, we do not have existing arrangements to address such potential conflicts of interest between these individuals and our Company. We rely on Mr. Dang and Ms. Bai to abide by the laws of the Cayman Islands and the PRC, both of which provide that a company’s directors and officers owe a fiduciary duty to such company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain.

In the event any dispute arising out of the above-mentioned conflict of interest between us and the shareholders cannot be resolved amongst the parties, we may have to resort to legal proceedings, which may result in disruption of our business operation and there will be substantial uncertainty as to the outcome of any such legal proceedings.

6. Please explain the current and historical role of Ms. Qingmei Bai at the VIEs and tell us any other role of Ms. Qingmei Bai with the company or VIEs or relationships with the Officers or Directors of the company or VIEs, other than nominee shareholder of the VIEs.

The Company has revised the referenced risk factor on page 20 of Amendment No. 1 in response to the Staff’s comment as set forth in our response to Comment 5 above.

“The effectiveness of the share pledges in our equity pledge agreements...,” page 21

7. We note your statement that the equity pledges for Beijing Charm Culture Co. Ltd have not been registered with the SAIC. Please explain why they have not been registered and what actions, if any, the parties are taking to register these pledges.

The Company respectfully advises the Staff that it has completed the registration of the equity pledges for Beijing Charm Culture Co. Ltd with the SAIC in accordance with applicable PRC laws in May 2011. We have revised the disclosure on page 23 of Amendment No.1 accordingly.

“Governmental control of currency conversion may affect the value of your investment,” page 24

8. Please revise your disclosure in this risk factor to reference any new rules, regulations and circulars, or restrictions by SAFE or other agencies of the PRC (including Circular 45 promulgated November 16, 2011 by SAFE), regarding Renminbi converted from foreign currency capital. Explain how these limitations may affect your ability to finance your PRC subsidiaries. Include discussion of how Circular 45 operates in conjunction with existing Circular 142.

The Company respectfully advises the Staff that it has only recently come to its attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website.

The Company has expanded the referenced risk factor on page 23 and “Regulation on Foreign Exchange” on page 26 of Amendment No. 1 to add the requested discussion as follows:

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB and converted from foreign currencies may be used only for purposes within the business scope stated on the business license of the company and, unless otherwise permitted by other regulations, may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB and converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including the substantial fines set forth in the Foreign Exchange Administration Rules. In addition, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE issued a circular on November 9, 2011, or Circular 45, which requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to

(i)	extend loans (in the form of entrusted loans),

(ii)	repay borrowings between enterprises, or

(iii)	repay bank loans it has obtained and on-lent to third parties.

9. Please tell us whether the business scopes of your PRC subsidiaries include equity investments. If they do not, please expand this risk factor to explain how this limitation will affect Charm Communication’s ability to finance its PRC subsidiaries, including, but not limited to, what use can be made of Renminbi converted from foreign currency-denominated capital for equity investments in the PRC by Charm Communication’s PRC subsidiaries. Disclose your use of such Renminbi converted from foreign currency denominated capital.

The Company respectfully advises the Staff that according to our PRC counsel, Hylands Law Firm, our PRC subsidiaries, including our WFOEs are authorized to make equity investments in PRC companies that engage in activities within our business scope.

Information on the company, page 30

10. Please expand your disclosure to provide a brief summary of the contractual arrangements governing your joint ventures. Your disclosure should address the economic terms with respect to each of these joint ventures.

The Company has amended the referenced disclosure on pages 32 and 33 of Amendment No. 1 in response to the Staff’s comment as follows:

In January 2010, Media Port Holdings Limited, one of our wholly owned subsidiaries located in British Virgin Islands, entered into agreements with Posterscope Advertising Limited, an affiliate of Aegis Media, to establish a consolidated joint venture, Posterscope (Hong Kong ) Ltd. (the Aegis Joint Venture) to carry out the business of media planning and buying on behalf of advertising clients or their advertising agents in the PRC, pursuant to which, Media Port acquired 60% of the Aegis Joint Venture for a consideration of RMB3,600,000. As part of the joint venture transaction, Aegis Media transferred all of its rights and interests in Beijing Vizeum Advertising Co., Ltd. to the Aegis Joint Venture. There are five seats on the Board of directors of Aegis Joint Venture. The Company takes three out of the five seats. All actions require the approval of a simple majority of the directors of the Aegis Joint Venture. The Company consolidates its financial statements accordingly.

In October 2010, Beijing Charm Culture Co., Ltd., one of our PRC Subsidiaries, entered into an agreement to establish a limited liability company in the PRC, Wasu Digital Co., Ltd. (the Wasu Joint Venture) with a PRC affiliate of Wasu Digital Group, or Wasu. The Wasu Joint Venture, which has the right to operate all advertising-related businesses across Wasu’s three-network platform of IPTV, 3G mobile TV and broadband TV for 20 years, is 65% owned by us and 35% owned by Wasu. Our capital injection in the Wasu Joint Venture was RMB4,062,500 and we share dividends and undertake risks and losses with Wasu in accordance with our respective percentages in the registered capital contribution of the Wasu Joint Venture under PRC laws. There are five seats on the Board of Wasu Joint Venture and the Company takes three of them. According to Wasu Joint Venture’s Articles of Association, all actions require the approval of two-thirds of the directors. The Company has significant influence but does not have control over Wasu Joint Venture.

In April 2011, Shang Xing Media Co., Ltd., one of our PRC Subsidiaries, formed a PRC company limited by shares, Chongqing Changhui Culture Co., Ltd. (the Chongqing Joint Venture) with Chongqing Travel& Culture Communications Co., Ltd., or Chongqing Travel, to explore and promote the travel and tourism advertising market of Chongqing. The Chongqing Joint Venture is 45% owned by us and 55% owned by Chongqing Travel. Our capital injection in the Chongqing Joint Venture was RMB4,500,000 and we share dividends and undertake risks and losses with Chongqing Travel in accordance with our respective shareholding percentages in the Chongqing Joint Venture under PRC laws. There are five seats on the Board of Chongqing Joint Venture and the Company takes two of them. According to Chongqing Joint Venture’s Articles of Association, all actions require the approval of two-thirds of the directors. The Company has significant influence but does not have control over Chongqing Joint Venture.

In May 2011, Beijing Charm Culture Co., Ltd entered into an agreement to establish a limited liability company in the PRC, Chunqiu Charm Culture Co., Ltd (the Chunqiu Joint Venture) with Beijing Chunqiu International Movie Culture Corporation, or Chunqiu International, to explore and promote the advertising-related business in filming industry. The Chunqiu Joint Venture is 51% owned by us and 49% owned by Chunqiu International. Our capital injection in the Chunqiu Joint Venture was RMB510,000 and we share dividends and undertake risks and losses with Chunqiu International in accordance with our respective shareholding percentages in the Chunqiu Joint Venture under PRC laws. There are seven seats on the Board of Chunqiu Joint Venture and the Company takes three of them. According to Chunqiu Joint Venture’s Articles of Association, all actions require the approval of a simple majority of the directors. The Company has significant influence but does not have control over Chunqiu Joint Venture.

Regulations on the Television Industry, page 45

11. We note your disclosure regarding the requirement that you register with SAIC to obtain or update your business license. Please clarify whether you have completed this registration or updated your business license with respect to each entity.

The Company respectfully advises the Staff that each group entity has completed its registration with the SAIC and obtained or updated its business license for the year ended December 31, 2011.

Dividend Distribution, page 47

12. Tell us how the payment of dividends by the VIEs to your controlling shareholder complied with these restrictions.

The Company advises the Staff that dividends paid to our controlling shareholder were provided out of accumulated profits with all reserves fully set aside as required.

Organizational Structure, page 48

13. Revise your organizational chart to reflect the names of the shareholders of your variable interest entities and of the other equity owners of your joint ventures, as well as such parties’ percentage ownership. Include, in footnote disclosure, the officers and directors present at each entity, noting any relationships between and among the individuals at the various entities.

The Company has amended the disclosure on pages 50 and 51 of Amendment No. 1 in response to the Staff’s comment.

14. Please revise to identify certain of your VIEs that are no longer active and when they ceased operations per your disclosures herein and elsewhere in the filing.

The Company has amended the referenced disclosure on pages 51 of Amendment No. 1 with additional information provided in footnotes in response to the Staff’s comment.

15. Please clarify whether Nanning Jetlong has received any of the quarterly service fees contemplated by the Exclusive Technology Support Agreement.

The Company respectfully advises the Staff that Nanning Jetlong invoices and receives quarterly service fees in accordance with the Exclusive Technology Support Agreements with each VIE.

Year ended December 31	US$’000
2009	7,321
2010	9,158
2011	2,216

16. Please revise your disclosure to address the fact that the primary remedy under the equity pledge agreements for default in these arrangements is to engage in an auction or sale of the shares. Your disclosure should clarify that such an auction or sale may not result in Charm Communications’ receipt of full value of the equity or the business of the entities and that any proceeds you receive would be net of the payment of related expenses and taxes.

The Company has amended the disclosure on page 24 of Amendment No. 1 to add the following risk factor:

Our ability to enforce the equity pledge agreements between us and the shareholders of our variable interest entities may be subject to limitations based on PRC laws and regulations.

Under the equity pledge agreements among Nanning Jetlong, our variable interest entities in the PRC and their respective shareholders, these shareholders have pledged all of their equity interests in our variable interest entities to Nanning Jetlong to secure the performance of the obligations by each variable interest entity and its shareholders under the contractual arrangements. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sale of the pledged equity. If our variable interest entities or their shareholders fail to perform their obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of our variable interest entities in an auction or private sale and remit the proceeds to our wholly owned subsidiaries in the PRC, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our variable interest entities.

Revenues, page 54

17. Per your disclosure on page F-13, your VIE revenues accounted for only 13% of your total revenues in 2011 compared to 98% and 99% during 2009 and 2010 respectively. We further note on page F-32 that you started to use WFOEs for substantive operations in 2010 and terminated your contractual arrangements with certain VIEs “to simplify the Group’s structure.” Please advise or revise as follows:

•

on page 48, you stated that NJTC (“Nanning Jetlong”), the WFOE controlling the VIEs, is ineligible to apply for the required advertising license. Please explain to us why you terminated the VIEs which had generated most of your advertising revenues when the WFOE which controls them is not licensed to provide advertising services.

The Company respectfully advises the Staff that as disclosed on page 48 of Company’s 2011 Form 20-F, since 2011, the Company has started conducting the majority of its advertising business through two new WFOEs, Charm Media Co., Ltd. and Shang Xing Media Co., Ltd, both of which have acquired licenses to provide advertising services. With these two WFOEs, we no longer need the VIEs controlled by NJTC to operate our business and therefore, we are in the process of terminating the VIEs and transferring all of their businesses to the two WFOEs.

•

provide an MD&A overview explaining the change in your business model and explain how the VIEs’ customer relationships and agreements with television stations were transitioned to (other) WFOEs, if at all.

The Company has amended the disclosure to include the following language on page 57 of Amendment No. 1 in response to the Staff’s comment:

Prior to 2011, we primarily operated our business through variable interest entities. Starting from 2011, we have begun operating the majority of our business through these two new wholly foreign owned enterprises — Charm Media Co., Ltd. and Shang Xing Media Co., Ltd., which are qualified to operate advertising businesses in the PRC. The two wholly foreign owned enterprises assumed the majority of agreements with each of our contractual counterparties, and the agreements were transferred from the variable interest entities to the wholly foreign owned enterprises. For the years ended December 31, 2009, 2010 and 2011, we generated approximately 98.0%, 95.4% and 13.1%, respectively, of our revenues from our variable interest entities.

•	if the WFOEs did not assume these relationships and agreements, please expand your disclosures to quantify the revenues related to the terminated customer relationships for each period presented.

The Company respectfully advises the Staff that:

(i)	the WFOEs have assumed the majority of the contractual relationships and agreements to date, with the rest in the process of being transferred, and

(ii)	no customer relationship has been terminated as a consequence thereof.

Media Investment Management, page 55

18. As disclosed, you did not renew your agreements with Shanghai Dragon Television and Hubei Provincial Economic TV in 2012 after evaluating their profitability and risk. Tell us whether the non-renewal was also related to the termination of your VIEs. Please disclose what percent of your revenues were derived from these arrangements during each period presented in order that your investors may better understand the impact of the contract loss in future periods.

The Company respectfully advises the Staff that its decision not to renew its agreements with Shanghai Dragon Television and Hubei Provincial Economic TV was not related to the termination of its variable interest entities. The Company respectfully submits that disclosure of its revenues from any individual television station would cause the Company competitive harm and disadvantage in its future negotiations with its current and future counterparties (including clients and TV stations). Consistent with its prior practice, the Company has not disclosed any revenues or cost of revenues for any TV stations on an individual basis.

Revenue Recognition. Media Investment Management, page 59

19. Please tell us and clarify how a client’s utilization of the advertisement time or right results in the completion of the earnings process and if it is the same as when the advertising is aired.

The Company respectfully advises the Staff that revenues generated from media investment management business are recognized upon a client’s utilization of the advertisement time or right, the same as when the advertising is aired, which normally represents the point when the four revenue recognition criteria under SAB Topic 13, Revenue Recognition have been met.

Under the sales agreements entered into between the Company and its clients, the Company is responsible for contacting TV stations to air advertisements according to the advertisement placement schedules. Once such advertisements have been aired, the Company’s obligations under such sales agreements have been performed and it is released of liabilities thereunder. In other words, the Company is not responsible for ensuring the generation of any income from such advertising, on the other hand, the Company receives no particular benefit from further output of such advertising either. If for any reason the advertisements are not shown as scheduled, which case occurs less than 0.1% out of all the advertisements placed by the media suppliers, revenues related to such misplacements will not be recognized and the Company will help contact the same media supplier to provide remedy advertisements in the same airing period of the next available timeslots.

Operating Activities, page 71

20. We note that the increase in your accounts receivable from $63.7 million in 2010 to $106.4 million in 2011 was mainly due to the increase in media investment revenue from Hubei Economics Provincial TV (“Hubei”) which has a relatively longer accounts receivable collection period during its ramp up stage. Please tell us what you mean by a ramp up stage, how much Hubei owes you, what your collection terms are, and how you deemed that collectability is assured.

The Company respectfully advises the Staff that the ramp-up stage means the period from the effective date of the Company’s media investment contract until the Company has established a normal business relationship with clients, during which our sales team is still being established or the sales team is only just beginning to contact potential clients. The Company advises the Staff that its clients who made advertisements on Hubei Economics Provincial TV account for more than US$10 million of the Company’s accounts receivables as of December 31, 2011 compared to nil as of December 31, 2010. The normal credit period granted to 4A advertising clients of media investment business including the clients who made advertisements on Hubei TV are 90 days, and other clients are required to pay before broadcasting. Any unpaid advertising of non-4A client needs to be approved by financial credit director according to the Company’s policies, which is based on the credit assessment result and normal business practice. Credit assessment includes a client background check, credit history condition, and industry reputation, etc. Based on the credit assessment, the collection is reasonably assured, and the Company also regularly evaluates the collectability of the accounts receivable and maintains allowances for doubtful accounts when there is a perceived risk on collectability. 70% of the total accounts receivable related to advertisements made on Hubei TV are due from 4A advertising clients within the credit period, and the remaining amount is from non-4A advertising clients with proper approvals from our financial credit director.

Share Ownership, page 82

21. Please revise the notes of your shareholders table to include natural persons. We note for example, that Chaview Investments Limited appears to be an affiliated entity of Mr. He Dang, per your disclosure on page 84.

In response to the Staff’s comment, please kindly note that Chaview Investments Limited is not an affiliated entity of Mr. He Dang. As disclosed on page 83 of Company’s 2011 Form 20-F, Chaview Investments Limited is a wholly owned subsidiary of AIF Capital Asia III, L.P., whose general partner is AIF Capital Asia III GP Limited.

Item 15. Controls and Procedures, page 97

22. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

Please see below.

How do you evaluate and assess internal control over financial reporting?

23. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

The Company respectfully advises the Staff that all of the Company’s operating entities are located in China. Accounting records and monthly closing process of all entities are centralized at the finance department of the Company’s headquarters located in Beijing, except for operating entities in Shanghai, Guangzhou and Tianjin, which maintain their own accounting records and perform their own monthly closing process following the accounting manual and monthly closing checklist maintained by the finance director and senior finance director of the Company. However, for all of the Company’s entities, the financial reporting function is centralized at the finance department of the Company’s headquarters, which reviews the periodic financial information prepared by each entity to ensure all transactions are recorded in accordance with the Company’s accounting manual and monthly closing checklist. In addition, all significant or unusual transactions need to be approved by the finance director or senior finance director of the Company. They analyze and ensure appropriate accounting treatment for such transactions. As a result, the majority of the financial reporting risks that are relevant to the Company’s operating locations are able to be centrally addressed by the Company’s internal control over financial reporting at the headquarter level.

The Company has established and maintained its internal control over financial reporting (“ICFR”) according to the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), which includes five key components: control environment, risk assessment, control activities, information and communication and monitoring. ICFR is a process designed to provide reasonable assurance regarding the reliability of financial statements in conformity with U.S. GAAP and include policies and procedures relevant to both entity-level controls and application controls.

Control environment

The Company has adopted a Code of Business Conduct and Ethics for all employees in all operating locations with respect to acceptable business practices, conflicts of interest and standards of ethical behavior. Understanding the code of Business Conduct and Ethics is a part of new-hire orientation program and all new employees are required to sign an acknowledgement that they have read and understood the Code of Business Conduct and Ethics. This signed acknowledgement is retained in the employee’s file and maintained by the Company’s human resources department. In addition, the code of Business Conduct and Ethics is published on the Company intranet which allows the employees to refer to it at any time. In addition, punishment and sanctions for violation of code of conducts are specified in the employee handbook.

The Company’s audit committee exercises oversight responsibility over the Company’s financial reporting and internal control process. In particular, audit committee meetings are held in advance of each quarterly earnings release, as well as the filing of the Annual Report on Form 20-F with the SEC to: (1) discuss the Company’s business developments and financials of each quarter; (2) evaluate the Company’s ICFR based on the quarterly presentation and annual reports prepared by the Company’s internal audit department on the status and findings of their work performed in relation to the Company’s ICFR; and (3) review the quarterly earnings release or annual report. The Company’s Chief Financial Officer (the “CFO”), internal auditor and external auditors all attend the audit committee meetings quarterly.

In addition, the Company has established several anti-fraud related controls such as controls around whistle blower activities. For example, the Company has a hotline and an email account (IA@charmgroup.cn) monitored by the compliance staff to exclusively receive any complaints regarding potential fraud activities. Each member of the Company’s audit committee has access to call logs of the hotline and the email account. The call logs and emails received are reviewed by at least one member of the audit committee at least once a month.

Risk Assessment

The management of the Company is in charge of specifying the financial reporting objectives with sufficient clarity and criteria to enable the identification of risks to reliable financial reporting. Financial reporting objectives include preparing financial statements for external purposes that are fairly presented in conformity with US GAAP. The Company has the following policies and procedures in place to ensure timely and proper identification of business risks relevant to financial reporting objectives, including the risks of material misstatement in significant accounts and related potential errors in the financial statements and other public disclosures.

Regular executive staff meetings are held to discuss, among others, current developments, new opportunities, competition within the market, supplier relationships, industry trends, significant transactions, and newly issued accounting principles. These meetings generally take place on a weekly basis, attended by the Company’s Chief Executive Officer, CFO and other executives. Risks on financial reporting identified during the meetings are addressed by the CFO and senior finance director. The Company also has an industry and market research group which focuses on industry and market risk analysis and provides business updates, advice and research reports to executive officers from time to time. In addition, the Company requires all members of its senior management team to complete risk evaluation questionnaires or hold risk evaluation discussion meetings at least annually. These meetings are held more frequently if an event has occurred or circumstance has changed that may indicate new risk factors. New risk factors may be identified at weekly executive staff meetings or in research reports prepared by the industry and market research group. Questionnaire or meeting discussion results are summarized and analyzed in a risk evaluation report. The corresponding risk evaluation policy and mechanism to avoid or solve the identified risks are analyzed and set up based on the risk evaluation report by executive officers. The board of directors approves the new policies to address any risks identified and discuss industry and business risks during quarterly board meetings.

Control Activities

The Company has ten cycles of control procedures to cover all business activities, which are:

(1) financial reporting process;

(2) expenditures;

(3) fixed assets;

(4) cost of sales;

(5) payroll and personnel;

(6) revenue;

(7) treasury;

(8) tax;

(9) investment; and

(10) share-based compensation.

Each of these control procedures is applied to all operating entities of the Company to ensure consistency and integrity of the operations. The business control procedures relating to financial reporting control objectives are documented in the Company’s accounting manual, monthly closing checklist, and disclosure checklist and are standardized among the different operating entities.

Control activities across the Company’s operating entities, including well-defined approval hierarchy of each transaction, segregation of duties, and performance review are also achieved in the finance departments. Although the Company has offices at different locations, the local finance teams of the operating entities prepare the journal entries and related accounts according to the Company’s accounting manual and monthly closing checklist. All of the consolidation and reporting functions are managed at the headquarter level by the finance team in Beijing, who review the financial information prepared by each operating entity, as described below, to ensure the compliance with U.S. GAAP. Prior to each monthly close, each entity’s sub-ledgers are reconciled to the general ledger. These reconciliations are reviewed and approved by a finance manager at the headquarter level. Required analyses are prepared, updated, and distributed on a monthly basis. The finance director and senior finance director of the Company have processes in place at the end of each accounting period to review the validity, accuracy and completeness of the data and other information used in preparing the analysis. Any issues, unusual items or exceptions in analyses or reconciliations are documented and resolved. The finance manager reviews the appropriateness of the resolution on a timely basis. On a monthly basis, the finance director and senior finance director review the reasonableness of the financial statements and investigate all significant or unusual items. The quarterly and annual financial reports are reviewed by the Company’s CFO and CEO, members of the audit committee and the Board of Directors prior to the public releases of the quarterly earnings results and the filings of the annual reports on Form 20-F with the Securities and Exchange Commission.

Information and Communication

The Company has formal policies and procedures in place requiring personnel to communicate information on a timely basis. A wide range of information sources with respect to the preparation of reliable financial statements and effective communications are in place to ensure that relevant information is identified, captured, processed and communicated by information systems to the appropriate individuals on a timely fashion. Different locations communicate conveniently and timely under the existing information system. All entities use the same financial system, UFIDA, with the exception of one partially owned entity that uses another financial system, ACCPAC. The Company performs a separate assessment of information technology controls, mainly related to three areas: change management, access management and computer operations. Management responds adequately to the risks arising from information technology by establishing and following effective general computer controls and application controls, as well as detailed process controls.

Monitoring

The Company’s management accomplishes monitoring of controls through ongoing monitoring procedures, separate evaluations, or a combination of the two.

The financial reporting department is responsible for the monitoring of standards, policies and regulatory changes or updates in relation to U.S. GAAP through external trainings and reviewing new laws and regulations posted on the websites of the relevant finance and tax departments of the Chinese government, FASB, SEC and various other regulatory websites. The Company updates its accounting manual for these changes quarterly. The revised accounting manual is approved by the CFO before being released to the finance team of each operating entity.

The Company has also established an internal audit department that reviews the internal controls of the Company and its operating entities on a quarterly basis. The internal audit department reports directly to the audit committee. The responsibilities of the internal audit department are set forth in response to comment no. 24. In addition, the internal audit department raises questions to different department heads for any deficiencies identified in internal control during daily work. Proper feedback will be provided and corrective actions will be taken to mitigate potential risks or solve any deficiencies identified. The scope and frequency of separate evaluations of our internal control are modified depending on the outcome of the assessment of risks and the effectiveness of ongoing monitoring procedures. The findings during internal audit and the relevant responses/remediation actions taken by the management are reported to the audit committee on a timely and regular basis.

In assessing the risks of the Company’s internal control over its financial reporting, the management and the internal audit department follow a top-down risk assessment framework that involves applying specific risk factors to determine the scope and evidence required, which includes the following key steps:

1. Identifying financial reporting risks and controls:

a. identifying financial reporting risks;

b. identifying controls that adequately address financial reporting risks;

c. considering entity-level controls;

d. considering the role of information technology general controls; and

e. maintaining evidential matter to support the assessment.

2. Evaluating evidence of the operating effectiveness of the Company’s internal control over financial reporting:

a. determining the evidence needed to support the assessment;

b. implementing procedures to evaluate evidence of the operation of internal control over financial reporting; and

c. maintaining evidential matter to support the assessment.

Based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company concludes that its internal control over financial reporting was effective as of December 31, 2011.

24. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company’s internal audit function, which reports directly to the audit committee, was established in May 2010. It consists of four personnel, including an internal audit director, an internal audit manager and two staff members.

The internal auditor possesses and retains full, free and unrestricted access to all company activities, information, records, personnel and physical properties relevant to the performance of audits and investigations of fraud, potential fraud or other risk assessments.

Responsibilities of internal audit function include the following:

1.	ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act:

2.	preparing and updating the narratives and flow charts for:

(i) business lines and other functions,

(ii) laws and regulations,

(iii) human resource,

(iv) financial reporting and

(v) general information system;

3.	identifying key controls of each business cycle and completing and updating the control matrix during interim test and annual test;

4.	performing tests on internal controls, completing testing documentation and identifying control deficiencies at the Company’s headquarter and operating entities at different locations;

5.	communicating control deficiencies with relevant personnel (including process owners, management, the audit committee and board of directors) at quarterly and annual audit committee’s meetings, proposing remediation plans and checking the implementation of remediation plans;

6.	communicating and cooperating with the Company’s external auditors in their interim and annual audits; and

7.	making recommendations on improving and optimizing internal control policies and procedures to meet the needs of the Company’s operations and development and supervise the implementation of such policies and procedures.

The Company’s internal audit function has been operating effectively with direct report to the Company’s Audit Committee. With an independent internal audit function, the Company believes that its ICFR is effectively monitored and implemented across the Company. The Company’s management utilizes the work performed by the internal audit department to complete their assessment of the effectiveness of the Company’s ICFR on an annual basis.

How do you maintain your books and records and prepare your financial statements?

25. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The Company has established the following controls in place to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

1)	Based on the nature of its business, the Company has established accounting policies under U.S. GAAP for the purpose of preparing consolidated financial statements under U.S. GAAP. In particular, an accounting manual has been formulated in accordance with U.S. GAAP, which sets forth guidance on the accounting policies, accounting treatments and accounting procedures for regular and unusual transactions. The accounting manual under U.S. GAAP is reviewed on a quarterly basis by the Company’s finance director and senior finance director. The Company also maintains a disclosure checklist for annual report preparation. Financial reporting department is responsible for the monitoring of standards, policies and regulatory changes or updates in relation to U.S. GAAP, SEC reporting and tax through external trainings and reviewing new laws and regulations posted on the websites of the relevant finance and tax departments of the Chinese government, FASB, SEC and various other regulatory websites. The Company updates its accounting manual, monthly closing checklist and disclosure checklist for these changes quarterly. The revised accounting manual and disclosure checklist are approved by the CFO before being released to the finance team of each operating entity.

2)	The Company’s accounting and finance staff at each operating entity prepare accounting entries for transactions occurred in accordance with the Company’s accounting manual described above. Each operating entity has the unified checklist for their monthly closing process, which is maintained by the finance director and the senior finance director. The finance director and the senior finance director review journal entries and conduct quality control on the appropriateness of the accounting treatments. In addition to routine business transactions, there are appropriate controls in place to monitor and account for unusual transactions. Such transactions may be identified during weekly executive staff meetings or otherwise during daily operation, and the finance director and the senior finance director will obtain the details from relevant departments on such transactions and ensure that they are recorded appropriately in accordance with U.S. GAAP accounting rules.

3)	The Company’s finance department at its headquarter completes the consolidation process. The consolidated financial statements prepared under U.S. GAAP are reviewed on a regular basis by the Company’s CFO, the senior finance director and the finance director. The quarterly and annual financial reports are reviewed by the Company’s CFO and CEO, the audit committee and the Board of Directors prior to public release.

26. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company advises the Staff that the Company’s books and records are maintained in accordance with U.S. GAAP.

What is the background of the people involved in your financial reporting?

27. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Company advises the Staff that its accounting and finance team is capable of preparing our financial statements and evaluating the effectiveness of our internal controls over financial reporting. Our accounting and finance team is led by senior financial personnel with relevant education and experience in U.S. GAAP reporting. Most of the members in our financial reporting team have more than five years of experience in U.S. GAAP reporting. The Company’s CFO, supported by our senior finance director, finance director, internal control director, and several other senior managers, leads the overall accounting and financial functions which includes SEC compliance and the effectiveness of its ICFR.

The Company maintains rigorous criteria in considering candidates for its accounting and finance team. As a general matter, all candidates must possess a minimum of three years of work experience with one of the “Big Four” accounting firms. Furthermore, the candidates must either have had a leading role on an audit team, with actual time spent in reviewing or auditing financial statements prepared in accordance with U.S. GAAP or a minimum of three years of experience in the preparation of financial statements in accordance with U.S. GAAP. The Company also requires all candidates to be proficient in written English. The Company believes its recruiting process ensures that its accounting and finance team members not only have the requisite foundational U.S. GAAP knowledge, but also the ability and the language skills to maintain up-to-date knowledge of U.S. GAAP through ongoing training.

The finance team maintains current knowledge of U.S. GAAP and SEC rules and regulations by (i) regularly receiving and reading newsletters from Deloitte Touche Tohmatsu CPA Ltd.to explore current developments in financial accounting and reporting on U.S. GAAP; and (ii) attending regular seminars and training sessions conducted by the “Big Four” accounting firms on U.S. GAAP and SEC rules and regulations. Typically, the seminar covers the following topics:

(a) updates on U.S. GAAP and SEC rules and regulations during the period,

(b) common accounting and reporting issues identified during reviews and audits of financial statements,

(c) key issues SEC examiners scrutinize based on SEC comments recently received by US listed companies,

(d) implementation guidance on newly issued accounting standards and

(e) knowledge in areas related to accounting, such as valuation and taxation.

Each quarterly seminar generally lasts between three to four hours in duration.

The structure of the Company’s accounting and finance team, as well as their respective roles and titles, educational backgrounds, ongoing training and detailed professional experiences are described below:

1) Chief Financial Officer:

a.	Responsibilities:

i.	supervising accounting and finance teams of the Company,

ii.	reviewing the Company’s financial statements to ensure that transactions are recorded according to the Company’s accounting manual and accounting policies,

iii.	reviewing regular reports prepared by the internal audit department on the effectiveness of the Company’s ICFR and monitoring of the progress of remedial actions taken when any deficiency is identified,

iv.	assuming ultimate responsibility over financial reporting and the effectiveness of the Company’s ICFR, and

v.	responsible for investor relations and other corporate issues.

b.	Education: bachelor’s degree of Economics and East Asian Studies from Harvard University.

c.	The CFO has over ten years of experience in reviewing and working with financial statements prepared in accordance with U.S. GAAP. The details of the CFO’s experience are set forth below:

i.	Our CFO is a native English speaker who received his primary and secondary education in Birmingham, Alabama, and obtained his bachelor’s degree from Harvard University. He also took a financial and managerial accounting course at Massachusetts Institute of Technology. From 2001 to 2005, our CFO worked in the Hong Kong office of Goldman Sachs in the investment banking division and the Asian Special Situations Group. In those roles, our CFO analyzed the financial statements of companies in China with listings in the United States including Priceline.com Incorporated, Level 3 Communications Inc. and others, all of which had prepared their financial statements in accordance with U.S. GAAP.

ii.	From July 2005 to May 2007, the CFO served as Director of Strategic Planning of Zhaopin Limited (“Zhaopin”), which operates one of the largest online recruitment websites (www.zhaopin.com) in China. From June 2008 to October 2009, the CFO served as the chief financial officer of Zhaopin. The financial statements of Zhaopin are prepared in accordance with U.S.GAAP as requested by its investors. During his time with Zhaopin, the CFO managed the transition of Zhaopin’s financial statements from PRC GAAP to U.S. GAAP and was responsible for the preparation of its financial statements in accordance with U.S. GAAP.

iii.	From June 2007 to May 2008, the CFO served as an associate director with a Hong Kong based investment fund Abax Global Capital, focusing on direct investments in private and public-sector Chinese companies. While at Abax, the CFO reviewed financial statements of potential investees, which were prepared in accordance with US GAAP. He was also in charge of investment projects in several US-listed companies.

iv.	Since joining the Company in 2009, the CFO has supervised the preparation of the Company’s financial statement in accordance with U.S. GAAP and the preparation of the Company’s annual reports on Form 20-F, and managed the maintenance of effective ICFR. In particular, he regularly reviews the Company’s financial statements prepared by the Company’s financial team. As head of the accounting and finance team, the CFO leads the financial analysis and discussion and provides guidance and conclusion on all material accounting issues relating to the Company’s financial statements.

v.	The CFO serves as the Chairman of the audit committee of the board of directors of Sky-Mobi Limited (“MOBI”), a US-listed company from December 2010 until the present. In that role, the CFO (i) reviews MOBI’s financial statements in accordance with U.S.GAAP and annual reports on Form 20-F as the financial expert of the Audit Committee; and (ii) supervises the maintenance of effective internal control over financial reporting at the Audit Committee level.

2) Senior Finance Director:

b.	Responsibilities:

i.	responsible for the accounting and financial reporting matters,

ii.	leads the finance team in preparation of financial statement under U.S. GAAP, and

iii.	maintains effective internal control policies and procedures over financial reporting.

c.	Education: Master of Science in Accounting from University of Missouri – Kansas City in U.S., a bachelor’s degree in Finance from Zhejiang University in China. The main accounting courses she took include Accounting Systems & Controls, Cost Management, Financial Accounting Theory, Financial Accounting, Managerial Accounting, Intermediate Accounting, Introduction to Income Taxation, Advanced Financial Accounting and Introduction to Auditing.

d.	Professional designation: passed the Uniform CPA Examination of the United States.

e.	The senior finance director has ten years of experience in preparing and working with financial statements prepared in accordance with U.S. GAAP. The details of her professional experience are set forth below:

i.	The senior finance director received her initial accounting knowledge and education at a U.S. university with a master degree in Accounting. After graduation, she worked for a U.S. local accounting firm in Maryland for one year. The senior finance director has no difficulty with reading or understanding U.S.GAAP literature or SEC rules and regulations. She is proficient in written and spoken English.

ii.	From 2003 to 2007, she worked at one of the Big Four accounting firms—Ernst & Young (“EY”)—in China and became an audit manager of EY’s Beijing office (“EY Beijing”), where she provided U.S. GAAP accounting services to several China-based companies that are U.S. listed foreign private issuers (“FPI”). These services include the review and audit of the financial statements in accordance with U.S. GAAP. Between 2003 and 2005, the senior finance director spent approximately 1,900 hours auditing Baidu Inc. (“Baidu”), conducting audits throughout Baidu’s development from a private company to an IPO applicant, and later, as a U.S. listed company. She was a core team member of Baidu’s IPO audit team. With the successful completion of Baidu’s IPO, she supervised the entire on-site audit team for Baidu’s 2005 financial statement audit. From 2006 to 2007, the senior finance director spent approximately 1,000 hours leading Baidu’s 2006 integrated audit, and was specifically responsible for audit work in regards to Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”).

iii.	From 2007 to 2008 the senior finance director worked for VisionChina Media Inc. (“VisionChina”), a Nasdaq-listed Company as its finance controller. She joined VisionChina when it was still a private company and became a key member of its IPO team. She was centrally involved in the preparation of VisionChina’s IPO registration statement on Form F-1, including the preparation of its financial statements prepared in accordance with U.S. GAAP. After the completion of the IPO, she continued to manage the preparation of financial statements for VisionChina’s quarterly earnings releases and annual reports on Form 20-F, including reviewing and analyzing the financial statements prepared by VisionChina’s U.S. GAAP reporting team.

iv.	Since joining the Company in 2008, the senior finance director has managed the preparation of the Company’s financial statements in accordance with U.S. GAAP. In particular, she was a core member of the Company’s IPO team and was centrally involved in the preparation of the Company’s IPO registration statement on Form F-1, including the preparation of the financial statements prepared in accordance with U.S. GAAP contained therein. After the completion of the IPO, she continued to manage the finance department to prepare the financial statements for the Company’s quarterly earnings releases and annual reports on Form 20-F, including reviewing and analyzing the financial statements prepared by the Company’s U.S. GAAP reporting team. She also led the Company’s readiness project to ensure compliance with SOX 404, which included coordinating with the Company’s internal resources to work with the Company’s external consultant on this project to establish the Company’s internal control system.

v.	During the course of her career with the Company, the senior finance director has been centrally involved with important decisions relating to the Company’s accounting, including (i) establishing an accounting manual and other accounting policies, (ii) determining the appropriate accounting treatment for significant transactions (such as business acquisitions and issuance of financial instruments), (iii) testing for the impairment of the Company’s goodwill and other long-lived assets, (iv) updating the Company’s internal control system and (v) recruiting and evaluating accounting personnel.

3) Finance Director:

a.	Responsibilities:

i.	preparing financial statements under U. S. GAAP,

ii.	conducting research on accounting issues under U.S. GAAP,

iii.	reviewing unusual transactions, and

iv.	providing training to internal accounting team when necessary.

b.	Education: bachelor’s degree in Accounting from Central University of Finance and Economics in the PRC. The main accounting courses he took include Basic Accounting, Intermediate Financial Accounting, Advanced Financial Accounting, Cost Accounting, Management Accounting, Auditing, Computerized Accounting and Auditing, Financial Management, Financial Enterprise Accounting, Budget Accounting, PRC and International Accounting Comparison, Accounting System Design, International Tax, Tax Law and Statistics.

c.	Professional designation: Member of The Chinese Institute of Certified Public Accountants (“CICPA”)

d.	The finance director has ten years of experience in preparing and working with financial statements prepared in accordance with U.S. GAAP. The details of the professional experience are set forth below:

i.	From 2002 to 2007 he worked at EY in China and became a senior accountant of EY Beijing. He primarily worked on multiple U.S. listed company projects, which include both multinational companies with offices in China and Chinese companies listed in the U.S. During his experience at the audit firm, he gained extensive knowledge and experience in U.S. GAAP and SEC reporting. Between 2005 and 2007, he spent approximately 1,800 hours auditing a U.S.-listed foreign private issuer and a leading internet company in China and approximately 500 hours auditing another private company in China in preparation for its US IPO application. His audit work included, among others, evaluating the design and implementation of internal controls and performing tests on such controls to determine their effectiveness. In his position as the auditor, he also reviewed the issuer’s financial statements prepared in accordance with U.S. GAAP. While at EY Beijing, he was required to take training courses on U.S. GAAP and SEC rules and regulations, and has completed over 200 hours of training on these subjects.

ii.	From 2007 to 2008 the finance director worked as deputy finance director for VisionChina, a Nasdaq-listed company. He joined VisionChina when it was still a private company. He played a critical role in supporting the finance department in its IPO process and was a core team member of the finance department in preparation of its financial statements and filings with the SEC. After the completion of the IPO, he continued to prepare financial statements for VisionChina in accordance with U.S. GAAP and led the finance department to process daily work.

iii.	The finance director joined the Company in 2008 when the Company was still a private company. He was also a key member of the Company’s IPO team and was involved in the preparation of financial statements prepared in accordance with U.S. GAAP contained in the Company’s IPO registration statement on Form F-1. After the completion of the IPO, he has managed the preparation of the financial statements accompanying the Company’s quarterly releases and annual reports on Form 20-F, drafts of which are also reviewed by the senior finance director and the CFO.

4) Internal Audit Director:

a.	Responsibilities:

i.	preparing and updating the narratives and flow charts for the Company’s main business processes;

ii.	identifying the key controls of the Company’s control procedures; complete the control matrix;

iii.	performing testing on key controls (including completing the related documentation and identifying any control weakness) and communicating with the related personnel;

iv.	proposing remedial measures and supervising such remediation; and

v.	coordinating and supervising the compliance of Section 404 of the Sarbanes-Oxley Act of each department and directly reporting to the Audit Committee.

b.	Education: bachelor’s degree in Accounting from Nanjing University in the PRC. The main accounting courses she took include Basic Accounting, Financial Accounting, Cost Accounting, Management Accounting, Auditing, Advanced Accounting, International Accounting, Financial Management, Financial Analysis, Computer Accounting, Taxation and Statistics.

c.	Professional designation: Member of The Association of Chartered Certified Accountants (“ACCA”)

d.	She has over eight years of experience preparing and working with financial statements prepared in accordance with U.S. GAAP. Between 2004 and 2008, she was a senior accountant with EY Beijing, where she spent approximately 5,000 hours on the audit and review of financial statements of two U.S.-listed foreign private issuers. The details of internal audit director’s experience are set forth below:

i.	Between 2005 and 2008, she spent approximately 4,000 hours auditing a U.S.-listed foreign private issuer engaged primarily in the internet search service business in China. Her audit work included, among others, analyzing the issuer’s treatment of all balance sheet accounts and profit and loss accounts in the issuer’s financial statements prepared in accordance with U.S. GAAP, for the issuer’s quarterly releases and annual reports on Form 20-F; evaluating the design and implementation of internal controls and performing tests on such controls to assess their effectiveness.

ii.	Between 2007 and 2008, she spent approximately 1,000 hours auditing a U.S.-listed foreign private issuer engaged primarily in the fabless semiconductor business in China. Her audit work included, among others, evaluating the design and implementation of internal controls and performing tests on such controls to determine their effectiveness. In her position as the auditor, she also reviewed the issuer’s financial statements prepared in accordance with U.S. GAAP.

iii.	While at EY Beijing, she was required to take training courses on U.S. GAAP and SEC rules and regulations, and has completed over 200 hours of training on these subjects.

iv.	After joining the Company in 2008, the internal audit director managed the evaluation and examination of the design and implementation of the Company’s internal controls to assess the effectiveness of these controls. As the internal audit director, she also helped the Company improve its internal operating process.

5) Internal Audit Manager:

a.	Responsibilities:

i.	preparing and updating the narratives and flow charts for the Company’s business processes;

ii.	identifying key controls of the Company’s control procedures;

iii.	completing the control matrix; and

iv.	performing testing on key controls (including completing the related documentation and identifying any control weakness).

b.	Education: bachelor’s degree in Business Administration from University of International Business and Economics in China. The main accounting courses she took include Accounting, Advance Accounting, Taxation, Financial Management, Advanced Financial Management, Business Analysis, Professional Accountant and Financial Reporting.

c.	Professional designation: Member of the ACCA.

d.	Before joining the Company, between 2008 and 2012, she was a senior accountant with EY Beijing, where she spent approximately 700 hours to participate in auditing a U.S.-listed foreign private issuer engaged primarily in the real estate business in China. While at EY Beijing, she was required to take training courses annually on U.S. GAAP and SEC rules and regulations, and has completed over 100 hours of training on these subjects.

6) Management Reporting Manager

a.	Responsibilities: preparing operation reports for senior management including revenue analysis report, market analysis report, client analysis report, and etc.

b.	Education: bachelor’s degree in Economics from Capital University of Economics and Business in the PRC

c.	The Company’s management reporting manager has four years of experience preparing and working with financial statements prepared in accordance with U.S. GAAP. Before being part of the Company from 2009 to 2011, he served as the reporting manager of a U.S.–listed foreign private issuer engaged primarily in the pharmaceutical industry. His responsibilities included, among others, making adjustment from PRC GAAP to U.S. GAAP and preparing the related disclosures in accordance with U.S. GAAP. Between 2007 and 2009, he was a senior accountant with EY Beijing. While at EY Beijing, he was required to take training courses annually on U.S. GAAP and SEC rules and regulations, and has completed over 80 hours of training on these subjects.

28. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with

•	the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company respectfully advises the Staff that the Company does not retain an accounting firm or other similar organizations to prepare our financial statements or evaluate our internal control over financial reporting.

29. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company respectfully advises the Staff that the Company does not retain individuals who are not our employees and are not employed by an accounting firm or other similar organization to perform any finance or internal control functions.

30. We note that Andrew Rickards is your audit committee financial expert. Please describe his qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

The Company respectfully advises the Staff that Mr. Andrew Rickards has been a director of our company since April 2010, before the Company’s IPO. Mr. Rickards has been a member of the Institute of Chartered Accountants in England and Wales since 1988. Mr. Rickards is the Chief Executive Officer of Yoma Strategic Holdings, a conglomerate headquartered in Singapore and listed on the main board of the Singapore Stock Exchange. He is the founder and managing partner of Moonblue Capital Limited, an investment firm based in Hong Kong, which was established in 2008. From 2007 to 2008, Mr. Rickards was a managing director at Providence Equity Partners, a private equity firm that focuses on media, communications, entertainment and information investments. From 2004 to 2007, he was the chief executive officer of N M Rothschild & Sons (Hong Kong) Limited (“N M Rothschild”) where he was responsible for its investment banking business in Asia. Prior to joining N M Rothschild, he was a managing director at Goldman Sachs (Asia) L.L.C. in the investment banking division in Hong Kong from 1999 to 2003 and a partner at Goldman Sachs JBWere Ltd. in Australia from 2003 to 2004. Mr. Rickards had previously held senior positions in Schroders and the Barclays. He started his career with Price Waterhouse in London where he worked for five years. During his career in investment banking, Mr. Rickards was responsible for numerous capital raisings and other corporate finance transactions, including the listing of Asian companies on international markets (including NASDAQ in the US). After having evaluated numerous growth stage investment opportunities over the years, Mr. Rickards has also accumulated experience in analyzing financial position of companies. As a result of his extensive professional experience, he is qualified to serve as our audit committee financial expert.

Consolidated Statements of Changes in Equity and Comprehensive Income, page F-6

31. We note your disclosure on page F-52 that there were no appropriations to reserves by the Company other than the Company’s VIEs in the PRC during any of the years presented. Since you consolidated the VIEs, please revise the Consolidated Statements of Changes in Equity and Comprehensive Income to reflect appropriations to such reserves. Refer to ASC 505-10-45-3.

The Company advises the Staff that the appropriations to reserves have been disclosed in Note 22 of the Company’s 2011 Form 20-F. In response to the Staff’s comments, for future filings, the Company will present the appropriations to reserves separately from retained earnings on the Consolidated Balance Sheet and the Consolidated Statements of Changes in Equity and Comprehensive Income in accordance with ASC 505-10-45-3.

10. Dividends Payable, page F-32

21. Related Party Transactions, page F-49

32. With regard to the terminated contractual arrangements with certain inactive VIEs and related disclosure on page F-13, please tell us the following:

•

If and when you deconsolidated such inactive VIEs and how the deconsolidation impacted the financial statements. Per page F-3, it appears that VIE liabilities without recourse to the Company remained consolidated in your 2010 and 2011 balance sheets despite NJTC’s termination of the VIE contractual arrangements in May 2010.

The Company respectfully advises the Staff that the VIE liabilities as disclosed on page F-3 relate to the three VIEs that are still within the Group’s consolidation scope: Shidai Charm Advertising Co., Ltd., Qinghai Charm Advertising Co., Ltd. and Beijing Charm Culture Co., Ltd.

During the three-year period from 2009 through 2011, the Company terminated VIE arrangements with ten inactive VIEs. Before terminating the VIE contractual arrangements and deconsolidating these inactive VIEs, the VIEs had settled all their liabilities and any remaining assets thereunder were transferred to other entities within the Group. Therefore, such deconsolidation has had no impact on the consolidated financial statements of the Company.

•	Why the dividends were paid only to your controlling shareholder. It is unclear whether your controlling shareholder was the sole shareholder of the VIEs that declared such dividends.

The Company respectfully advises the Staff that the dividend was declared by the PRC entities on March 27, 2008 to their sole shareholder, Mr. He Dang. This event occurred prior to these entities becoming variable interest entities of the Group. As disclosed on page 48 of the Company’s Amendment No.4 to Form F-1 filed on April 30, 2010, Nanning Jetlong entered into a series of contractual arrangements with these entities and their respective shareholders beginning on March 28, 2008, and these PRC entities did not become the consolidated variable interest entities of the Company until at that point and on.

•	Whether your controlling shareholder or any of his affiliates is also a controlling or sole shareholder of the WFOE or the VIEs.

The Company respectfully advises the Staff that the WFOE’s direct shareholder is legal entities incorporated outside of China that are 100% owned by the Company. The Company’s controlling shareholder, Mr. He Dang and his mother, Ms. Qingmei Bai, are the two shareholders of the Company’s VIEs.

•	How you accounted for the payment of dividends from the inactive VIEs in your financial statements. We note that it is not reflected in the Statements of Changes in Equity and Comprehensive Income.

The Company respectfully advises the Staff that upon the declaration of the dividend, a dividend payable with a corresponding reduction in retaining earnings were recorded by the Company, as presented in 2008 Statements of Changes in Equity and Comprehensive Income in our Form 20-F for the fiscal year ended December 31, 2010 filed with the SEC.

Dividend in the amounts of US$6.3 million, US$14.5 million and US$5.8 million were paid to Mr. He Dang during 2009, 2010, and 2011 respectively by relevant VIEs. By the end of 2011, the dividend payable to Mr. He Dang has been fully settled.

•

How the payment of dividends from the inactive VIEs to your controlling shareholder out of the VIEs’ remaining cash balances was prioritized over the settlement of the VIEs’ remaining liabilities (as parenthetically reported on page F-3).

The Company respectfully advises the Staff that the dividend payable is not prioritized over the settlement of the VIEs’ remaining liabilities.

•

The VIEs’ remaining liabilities set forth on page F-3 of the Company’s 2011 Form 20-F are related to the three VIEs that are still within the Group’s consolidation scope: Shidai Charm Advertising Co., Ltd., Qinghai Charm Advertising Co., Ltd. and Beijing Charm Culture Co., Ltd. The dividends, however, were declared by those VIEs with which the Company terminated the VIE contractual arrangements from 2009 through 2011, upon full settlement of their liabilities, including without limitation dividend payables to Mr. He Dang.

Form 6-K filed August 24, 2012 Exhibit 99.1

Second Quarter 2012 Results

33. We note that you attribute the revenue decrease in your media investment management business to the “dropping of several media assets in order to modify the Company’s media inventory mix and reduce risks associated with uncertainties in the satellite market following the ... regulatory changes.” Please tell us the nature of the change in your media inventory mix. Please disclose the nature of “regulatory changes” which do not appear to have been reported in your Form 20-F and their impact on your media investment management revenues.

The Company respectfully advises the Staff that due to regulatory changes, the Company selectively decided to reduce its media inventory mix in the satellite market and consequently, the Company did not renew the relevant contracts with Dongfang Dragon Satellite Channel and Hubei Economic Provincial.

The Company respectfully advises the Staff that such nature of regulatory changes has been disclosed under Risk Factors of the Company’s 2011 Form 20-F on page 23 of Amendment No. 1.

Condensed Consolidated Statements of Operations

34. On page 70 of your Form 20-F, you reported that you are obligated for payments of approximately $114.6 million under your agreements with television stations. Tell us whether you expect to recover the cost of this arrangement during 2012. In this regard, we note that your media investment management revenues during 2012 have significantly declined compared to the same periods in 2011.

The Company respectfully advises the Staff that the Company’s obligations under these agreements have been reduced to $87 million as $27.6 million was canceled through negotiations with television stations. The Company has recovered $69 million as of the date of the letter and expects to recover the remaining amount before December 31, 2013. These media investments are a key part of our business plan and given the inherent risk involved, we expect to generate a profit from this investment. The regulatory environment and macroeconomic conditions in 2012 have been challenging, largely causing the reduction in profit as compared to 2011. However, based on the history of market performance, we expect to generate a healthy profit when the market recovers.

The Company respectfully advises the Staff that it has disclosed the relevant risks under Risk Factors of the Company’s 2011 Form 20-F on page 4.

In responding to the Staff’s comments, the Company acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any question regarding this response letter or proposed amendments, please contact me by phone at + 8613501026342 or by email at sliu@gunder.com.

Sincerely,

/s/ Steven Liu

Steven Liu

Partner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Enclosures

cc:	He Dang, Chairman and Chief Executive Officer
Wei Zhou, Chief Financial Officer
Charm Communications Inc.

Deloitte Touche Tohmatsu CPA Ltd.

Exhibit A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act Of 1934

or

☒	Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number 001-15148

Charm Communications Inc.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Legend Town, CN01 Floor 4

No.1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of Principal Executive Offices)

Mr. Wei Zhou

Legend Town, CN01 Floor 4

No.1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

E-mail: wei.zhou@charmgroup.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
American Depositary Shares, each representing 2 Class A Ordinary Shares	The NASDAQ Stock Market LLC (The NASDAQ Global Market)

Class A Ordinary Shares, par value US$0.0001 per share	The NASDAQ Stock Market LLC (The NASDAQ Global Market)*

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Class A Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

15,466,176 Class A ordinary shares and 62,500,000 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐  No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☐

If “Other” has been checked in responses to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes  ☐    No  ☐

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2011

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our annual report on Form 20-F for the year ended December 31, 2011 (the “Original Filing”), which was originally filed with the Securities and Exchange Commission on April 27, 2012 (the “Original Filing Date”), to reflect the following amendments:

(i) Cover Page

a)	Amended to correct jurisdiction of incorporation to Cayman Islands.

(ii) Item 3 – Key Information

a)	Amended to provide additional information regarding:

i.	loss or limit in access by investors and other market participants to corporate records filed with PRC government entities;

ii.	risk associated with new or changing regulatory restrictions on satellite television;

iii.	potential conflicts of interest with certain shareholders of our variable interest entities that may harm our business and financial condition;

iv.	a nominee shareholder of our variable interest entities’ current and historical role with the Company and her relationship with the officers or directors of the Company;

v.	new rules, regulations and circulars, or restrictions imposed by SAFE regarding Renminbi converted from foreign currency capital and the relevant effects on our ability to finance our PRC subsidiaries; and

vi.	limitations on our ability to enforce equity pledge agreements between the Company and the shareholders of our variable interest entities.

b)	Amended to disclose completion of the registration of one of our variable interest entities, Beijing Charm Culture Co. Ltd.’s equity pledges with the State Administration for Industry & Commerce.

(iii) Item 4 – Information on the Company

a)	Amended to provide additional information regarding:

i.	contractual arrangements that govern our joint ventures; and

ii.	officers, directors, shareholders and equity owners of and such parties’ percentage ownership in our variable interest entities and joint ventures and relationships among these individuals at these entities.

b)	Amended to disclose variable interest entities that are no longer active in conducting business.

(iv) Item 5 – Operating and Financial Review and Prospects

a)	Amended to disclose changes in our business model and the transition of our variable interest entities’ customer relationships and agreements with television stations to our wholly foreign owned enterprises.

We are also including updated certifications required by the filing of this Amendment No. 1. No other changes have been made to the Original Filing. The Original Filing, as amended by this Amendment No. 1, speaks to the Original Filing Date and does not reflect events that may have occurred subsequent to the Original Filing Date.

i

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2011. If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could result in the loss of investor confidence in the reliability of our financial conditions which in turn could negatively impact the trading price of our ADSs, result in lawsuits being filed against us by our shareholders or otherwise harm our reputation. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to a wide array of corporate records of such listed companies’ PRC entities filed with local offices of the administration of industry and commerce in China. Loss of, or limit in, the access to such information may adversely affect overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

All PRC corporate entities, including our subsidiaries and our variable interest entities, maintain corporate records and filings with industry and commerce administration authorities in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among other things, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

There have been regulations promulgated by various government authorities in China that govern the public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the SAIC, as amended, or the SAIC measures, a wide range of basic corporate records, except for such restricted information as business results and financial reports, can be inspected by the public without restrictions. Under these SAIC measures, a company’s restricted information can only be inspected by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local industry and commerce administration authorities in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by expanding the scope of restricted information that the public cannot freely access. Many local industry and commerce administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not restricted information under the SAIC measures) is only granted to authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

However, neither the SAIC nor the local industry and commerce administration authorities were reported to have strictly implemented the restrictions under either the SAIC measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, were reported to be able to access all or most corporate records and filings of these listed company’s PRC entities maintained with the industry and commerce administration authorities. Such records and filings were reported to have formed important components of researches on certain China-based, U.S.-listed companies, which researches claimed to have uncovered wrongdoings and fraud committed by these companies on the basis of (i) the disparities found between the listed companies’ reported results and their PRC entities’ financial reports filed with industry and commerce administration authorities, and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the industry and commerce administration authorities but not properly disclosed by such listed companies as required under the U.S. securities law and the SEC’s disclosure requirements. The significant disparities found between (i) certain China-based, U.S.-listed companies’ reported results and other disclosure and (ii) their PRC entities’ financial reports and other records filed with industry and commerce administration authorities were also reported to have formed the basis of several class actions against such listed companies in the U.S.

It was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities had started strictly implementing the above restrictions and had significantly curtailed public access to corporate records and filings. There have also been reports that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publically accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

For example, as one of the world’s leading marketing communications groups, Aegis Media is an international provider of advertising services, including those provided by its other operations in China, which may directly or indirectly compete with us or the consolidated joint venture. Although, in connection with the formation of the consolidated joint venture, Aegis Media has agreed to restrictions on the solicitation of clients and employees of ours or the joint venture, these restrictions may not be sufficient or effective to prevent Aegis Media from competing against us or the joint venture, and we and Aegis Media may disagree as to whether particular business opportunities belong to us, the joint venture or Aegis Media. In addition, Aegis Media may breach these restrictions. If we cannot resolve any conflicts of interest or disputes between our joint venture partners and us or the respective joint venture, we would have to rely on legal proceedings, the outcome of which is uncertain and, as a result, our business may be disrupted and our results of operations, financial condition and prospects could be materially and adversely affected.

Certain shareholders of our variable interest entities may have potential conflicts of interest with us, which may harm our business and financial condition.

Currently, our variable interest entities are owned by Mr. He Dang (“Mr. Dang”) and Ms. Qingmei Bai (“Ms. Bai”), with Mr. Dang owning 67% of the outstanding equity of our variable interest entities and Ms. Bai owning the remainder. Mr. Dang is also a beneficial owner of our company. Ms. Bai is Mr. Dang’s mother. Mr. Dang is the chairman of our board of directors and our chief executive officer, and he also serves as the chairman of the board of directors of our variable interest entities. Ms. Bai serves as the supervisor (a compulsory inspector position required under PRC Company Law) of two of our variable interest entities, Shidai Charm Advertising Co., Ltd. and Beijing Charm Culture Co., Ltd. Conflicts of interest between (i) Mr. Dang’s and Ms. Bai’s duties to our company and shareholders (including the holders of our ADSs who are not otherwise affiliated with our variable interest entities) and (ii) their duties as the major shareholders, directors and officers of our variable interest entities may arise. We cannot assure you that when conflicts of interest arise, any or both of these individuals will act in the best interests of our company and our shareholders, or that conflicts will be resolved in our favor.

For example, Mr. Dang and/or Ms. Bai may decide to transfer significant business or assets of the variable interest entities to other legal entities they own or control that are not controlled by us, or opportunities may arise in the future for these individuals to sell the variable interest entities or its significant business or assets to third parties at a premium. In the event a sale takes place upon the occurrence of such circumstance(s) mentioned above, the consideration of such a transfer or sale will be paid to Mr. Dang and/or Ms. Bai. Neither the Company nor our other shareholders will receive any proceeds from such sale of all or a significant portion of our underlying business, which will be materially detrimental to the Company and our public shareholders. To prevent such event from happening, decisions relating to material sales in connection with the variable interest entities are overseen and determined by the Company pursuant to the contractual arrangements with the variable interest entities, its shareholders and the WFOE (Nanning Jetlong). The board of directors of the Company consists of five directors, with four of them (other than Mr. Dang) holding no interest in any variable interest entity. These four directors’ interests are independent in making decisions related to the variable interest entities and they are the fiduciaries our unaffiliated shareholders may rely on to safeguard their interests. However, the holders of a majority of the total outstanding equity interest of the Company have the right to appoint and remove members of the board (other than the one director appointed by the shareholder holding no less than 10% of the Company’s total outstanding share capital) pursuant to our Memorandum and Articles of Association, as amended. In other words, due to fact that Mr. Dang, our largest shareholder, chairman of our board of directors and chief executive officer, is also a majority shareholders of our variable interest entities, we cannot assure you that we will be able to prevent him from making decisions on behalf our company that only favor the shareholders of the variable interest entities.

In addition, Mr. Dang and/or Ms. Bai may breach or cause our variable interest entities or their subsidiaries to breach or refuse to renew existing contractual arrangements that allow us to effectively control and receive economic benefits from them. Currently, we do not have existing arrangements to address such potential conflicts of interest between these individuals and our Company. We rely on Mr. Dang and Ms. Bai to abide by the laws of the Cayman Islands and the PRC, both of which provide that a company’s directors and officers owe a fiduciary duty to such company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain.

In the event any dispute arising out of the above-mentioned conflict of interest between us and the shareholders cannot be resolved amongst the parties, we may have to resort to legal proceedings, which may result in disruption of our business operation and there will be substantial uncertainty as to the outcome of any such legal proceedings.

If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of our variable interest entities, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

While the Chinese economy has grown significantly in the past three decades, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. In light of the global financial crisis and economic downturn, which also have a significant adverse impact on the Chinese economy beginning in September 2008, the PRC government began taking a series of measures to stimulate the Chinese economy. We cannot assure you that these measures will be effective. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business. Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system more closely resembles civil law systems than common law systems. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our PRC subsidiaries and our variable interest entities established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, rules and regulatons are not always uniform and enforcement of these laws, rules and regulations involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract.

However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

Recent changes in regulatory restrictions on satellite television may adversely affect our business and results of operations.

The State Administration of Radio, Film, and Television issued the Supplementary Provisions to the ‘Radio and Television Advertising Broadcast Management Rules’, which came into effect as of January 1, 2012, precluding all advertisements occurring in the middle of any television program broadcasts. Pursuant to this prohibition, the Company is restricted from selling advertisement time or other rights in the middle of television program broadcasts. Television advertising is a significant revenue source for the Company. Therefore, there may be a material adverse effect on our business and results of operations if the Company is required to alter its business operations to comply with such changes in law or if the Company’s ability to sell its products and services on a global basis is reduced or restricted due to increased government regulation.

The effectiveness of the share pledges in our equity pledge agreements with our variable interest entities in China and their nominee shareholders is uncertain under the PRC Property Rights Law.

Under the equity pledge agreements among Nanning Jetlong, our variable interest entities in China and their respective shareholders, these shareholders have pledged all of their equity interests in the variable interest entities to Nanning Jetlong to secure the performance of the obligations by each variable interest entity and its shareholders under the contractual arrangements. According to the PRC Property Rights Law, which became effective as of October 1, 2007, a share pledge is not effective without being registered with the relevant local industry and commerce bureau. We have successfully registered those equity pledges with the SAIC.

Our ability to enforce the equity pledge agreements between us and the shareholders of our variable interest entities may be subject to limitations based on PRC laws and regulations.

Under the equity pledge agreements among Nanning Jetlong, our variable interest entities in the PRC and their respective shareholders, these shareholders have pledged all of their equity interests in our variable interest entities to Nanning Jetlong to secure the performance of the obligations by each variable interest entity and its shareholders under the contractual arrangements. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due. However, under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sale of the pledged equity. If our variable interest entities or their shareholders fail to perform their obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests of our variable interest entities in an auction or private sale and remit the proceeds to our wholly owned subsidiaries in the PRC, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our variable interest entities.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from our initial public offering to make loans or additional capital contributions to our PRC subsidiaries.

We may make loans to our PRC subsidiaries and variable interest entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our subsidiaries or variable interest entities in China are subject to PRC regulations and approvals. For example:

•	loans by us to our PRC subsidiaries cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branch; and

•

loans by us to domestic PRC enterprises, including our variable interest entities, must be approved by the relevant government authorities and must also be registered with the SAFE or its local branch.

We may also determine to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or the MOC, or its local counterpart. Because the variable interest entities are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues. We cannot assure you that we can obtain the required government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries or any of the variable interest entities. If we fail to receive such registrations or approvals, our ability to use the proceeds from our initial public offering and to fund our operations in China would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents who are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. The SAFE notice further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, including an initial public offering by such company. Our shareholder who is a PRC citizen, Mr. He Dang, has registered with the local SAFE branch as required by the SAFE notice and has amended such registration to reflect recent developments of our company and our PRC subsidiaries, particularly the establishment of the contractual arrangements between Nanning Jetlong and our variable interest entities in China. Our current and future beneficial owners who are PRC citizens will be required to register with local SAFE branches and to amend their registrations to reflect recent developments with respect to our company and our PRC subsidiaries. The failure of our beneficial owner to amend his SAFE registrations in a timely fashion pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit the ability of our PRC subsidiaries to distribute dividends to our company or otherwise materially and adversely affect our business.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, may be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also exercise its discretion to restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB and converted from foreign currencies may be used only for purposes within the business scope stated on the business license of the company and, unless otherwise permitted by other regulations, may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB and converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including the substantial fines set forth in the Foreign Exchange Administration Rules. In addition, SAFE promulgated a circular on November 9, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE issued a circular on November 9, 2011, or Circular 45, which requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to

(i)	extend loans (in the form of entrusted loans),

(ii)	repay borrowings between enterprises, or

(iii)	repay bank loans it has obtained and on-lent to third parties.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 19, 2010, the People’s Bank of China announced that it will allow a more flexible exchange rate for Renminbi without mentioning specific policy changes, although it ruled out any large-scale appreciation. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward.

As we may rely on dividends and other fees paid to us by our PRC subsidiaries and our variable interest entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since our functional and reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China is Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial condition.

In addition, the depositary has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and holders of our ADSs will not receive any such distribution.

Item 4.	Information on the Company

A. History and Development of the Company

Our company, Charm Communications Inc., was formed under the laws of the Cayman Islands in January 2008. Our ADSs have been listed on the Nasdaq Global Market under the symbol “CHRM” since May 2010. Our principal executive offices are located at Legend Town CN01, No.1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing 100025, People’s Republic of China. Our telephone number at this address is (86-10)8556-2666 and our fax number is (86-10)8556-2600. Our registered office in the Cayman Islands is located at the offices of Maples, Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Charm Communications Inc. holds all of the outstanding equity interest in Movie-Forward Ltd., a company incorporated under the laws of the British Virgin Islands in June 2007, Media Port Holdings Limited, a company incorporated under the laws of the British Virgin Islands in November 2009, Media Talent International Limited, a company incorporated under the laws of the British Virgin Islands in May 2010, and Best Ranking Limited, a company incorporated under the laws of the British Virgin Islands in October 2011. Charm Communications Inc. also holds all of the outstanding equity interest in Charm Digital Media Company Limited, Charm E Media Company Limited, Charm Future Media Company Limited, and Charm New Media Company Limited, all of which are incorporated under the laws of the Hong Kong in November 2011.

Movie-Forward Ltd. in turn holds all of the outstanding equity interest in Charm Hong Kong Limited, a company incorporated under the laws of Hong Kong in April 2008. Charm Hong Kong Limited holds all of the outstanding equity interest in Nanning Jetlong Technology Co., Ltd., or Nanning Jetlong, a company established in October 2005 under PRC law as a wholly foreign owned enterprise. In January 2010, Media Port Holdings Limited, one of our wholly owned subsidiaries located in British Virgin Islands, entered into agreements with Posterscope Advertising Limited, an affiliate of Aegis Media, to establish a consolidated joint venture, Posterscope (Hong Kong ) Ltd. (the Aegis Joint Venture) to carry out the business of media planning and buying on behalf of advertising clients or their advertising agents in the PRC, pursuant to which, Media Port acquired 60% of the Aegis Joint Venture for a consideration of RMB3,600,000. As part of the joint venture transaction, Aegis Media transferred all of its rights and interests in Beijing Vizeum Advertising Co., Ltd. to the Aegis Joint Venture. There are five seats on the Board of directors of Aegis Joint Venture. The Company takes three out of the five seats. All actions require the approval of a simple majority of the directors of the Aegis Joint Venture. The Company consolidates its financial statements accordingly.

Media Talent International Limited, which was established in May 2010, holds all the outstanding equity interest in O’Master Communications (Hongkong) Ltd., which in turn holds all the outstanding equity interests of Charm Media Co., Ltd.. Charm Media Co., Ltd. in turn holds all the outstanding equity interests of Shang Xing Media Co., Ltd. Both companies that were incorporated in the PRC in November 2010 and October 2010, respectively.

Best Ranking Limited holds 60% of the outstanding equity interests in Charmclick Inc., a company incorporated under the laws of the Cayman Islands in July 2011. In November 2011, CharmClick Inc. acquired all the outstanding equity interests of Neudior Corporation Limited, a company under HK law, which is qualified to set up entities in China to operate advertising business. This entity is still in the process of acquiring the related licenses.

From 2011, we have begun operating the majority of our business through these two new entities — Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. Prior to 2011, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, we primarily operated our business in China through our variable interest entities due to PRC regulations that impose some restrictions on foreign investments in the advertising industry. We have three variable interest entities in China that operate our businesses, each of which is an entity duly formed under PRC law. These variable interest entities were established in the years set forth below:

Year of Establishment	Variable Interest Entities or VIE’s subsidiaries
2006:	Shidai Charm Advertising Co., Ltd.
2008:	Qinghai Charm Advertising Co., Ltd.
2010:	Beijing Charm Culture Co., Ltd.

Beginning on March 28, 2008, Nanning Jetlong has entered into a series of contractual arrangements with each of the variable interest entities and their respective shareholders to govern our relationships with the variable interest entities and operate our business in China. These contractual arrangements allow us to effectively control the variable interest entities and to derive substantially all of the economic benefits from them. See “Item 10. Additional Information — C. Material Contracts” Accordingly, we have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP since the inception of these affiliated entities.

On May 10, 2010, we completed our initial public offering, in which we offered and sold 15,625,000 ordinary shares in the form of 7,812,500 ADSs, raising US$69,023,437 in proceeds before expenses to us.

In October 2010, Beijing Charm Culture Co., Ltd., one of our PRC Subsidiaries, entered into an agreement to establish a limited liability company in the PRC, Wasu Digital Co., Ltd. (the Wasu Joint Venture) with a PRC affiliate of Wasu Digital Group, or Wasu. The Wasu Joint Venture, which has the right to operate all advertising-related businesses across Wasu’s three-network platform of IPTV, 3G mobile TV and broadband TV for 20 years, is 65% owned by us and 35% owned by Wasu. Our capital injection in the Wasu Joint Venture was RMB4,062,500 and we share dividends and undertake risks and losses with Wasu in accordance with our respective percentages in the registered capital contribution of the Wasu Joint Venture under PRC laws. There are five seats on the Board of Wasu Joint Venture and the Company takes three of them. According to Wasu Joint Venture’s Articles of Association, all actions require the approval of two-thirds of the directors. The Company has significant influence but does not have control over Wasu Joint Venture.

In April 2011, Shang Xing Media Co., Ltd., one of our PRC Subsidiaries, formed a PRC company limited by shares, Chongqing Changhui Culture Co., Ltd. (the Chongqing Joint Venture) with Chongqing Travel& Culture Communications Co., Ltd., or Chongqing Travel, to explore and promote the travel and tourism advertising market of Chongqing. The Chongqing Joint Venture is 45% owned by us and 55% owned by Chongqing Travel. Our capital injection in the Chongqing Joint Venture was RMB4,500,000 and we share dividends and undertake risks and losses with Chongqing Travel in accordance with our respective shareholding percentages in the Chongqing Joint Venture under PRC laws. There are five seats on the Board of Chongqing Joint Venture and the Company takes two of them. According to Chongqing Joint Venture’s Articles of Association, all actions require the approval of two-thirds of the directors. The Company has significant influence but does not have control over Chongqing Joint Venture.

In May 2011, Beijing Charm Culture Co., Ltd entered into an agreement to establish a limited liability company in the PRC, Chunqiu Charm Culture Co., Ltd (the Chunqiu Joint Venture) with Beijing Chunqiu International Movie Culture Corporation, or Chunqiu International, to explore and promote the advertising-related business in filming industry. The Chunqiu Joint Venture is 51% owned by us and 49% owned by Chunqiu International. Our capital injection in the Chunqiu Joint Venture was RMB510,000 and we share dividends and undertake risks and losses with Chunqiu International in accordance with our respective shareholding percentages in the Chunqiu Joint Venture under PRC laws. There are seven seats on the Board of Chunqiu Joint Venture and the Company takes three of them. According to Chunqiu Joint Venture’s Articles of Association, all actions require the approval of a simple majority of the directors. The Company has significant influence but does not have control over Chunqiu Joint Venture.

B. Business Overview

Our Business

We are a leading advertising agency in China. We (i) offer a broad range of advertising agency services from planning and managing the advertising campaigns to creating and placing the advertisements, and (ii) engage in media investment management through identifying, securing and selling of advertising resources. We believe we are also the leading domestic television advertising agency in China, as measured by the total value of successful bids of the prime-time advertising time for 2011 on CCTV, which is generally regarded as the most coveted television advertising time in China. According to CCTV, we ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels in each of the eight consecutive years from 2004 to 2011. In addition, we believe that, we have established a leading media investment management business in China. For 2012, we have exclusive agency arrangements with Tianjin Satellite Television, Nanfang Satellite TV, and certain CCTV programs and exclusive agency agreements with Shanghai New Media Information Broadcasting Co. Ltd., and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on the interactive HDTV digital cable platforms in Shanghai, and Guangzhou.

Advertising Agency and Branding and Identity Services

We place advertisements for our clients on a broad array of media platforms, including CCTV, satellite and regional television channels, the Internet and out-of-home media. The total advertising spending for the advertisements we placed on behalf of the clients under our advertising agency business increased from US$ 288.0 million in 2009 to US$474.3 million in 2010, and to US$635.7 million in 2011. We derive our advertising agency revenues from the commissions paid by clients for the planning and placement of these advertisements and from the commissions and performance bonuses received from the television channels and other advertising media platforms on which we place the advertisements, and such commissions are generally calculated as a percentage of the total advertising spending by our clients.

C. Organizational Structure

The following diagram illustrates certain information as of the date of this annual report regarding certain companies which we consolidated.

Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a Cayman Islands company and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers. Accordingly, our subsidiary, Nanning Jetlong is ineligible to apply for the required license for providing advertising services in China. We acquired all the outstanding equity interests of O’Master Communications (Hongkong) Ltd., in Hong Kong in June 2010, which in turn holds all the outstanding equity interests of Charm Media Co., Ltd., and Shang Xing Media Co., Ltd. Both Charm Media Co., Ltd., and Shang Xing Media Co., Ltd were incorporated by us in the PRC in November 2010 and October 2010, respectively, and have acquired license for providing advertising services in China. From 2011, we have begun operating the majority of our business through these two new entities – Charm Media Co., Ltd. and Shang Xing Media Co., Ltd. In addition, in November 2011, CharmClick Inc. acquired all the outstanding equity interests of Neudior Corporation Limited, which is qualified to set up entities in China to operate advertising business. This entity is still in the process of acquiring the related license. Prior to 2011, other than Beijing Vizeum Advertising Co., Ltd., in which we hold 60% of the outstanding equity interests, our advertising business was operated through contractual arrangements with our variable interest entities. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them.

The following table sets forth the names of the legal representative, shareholders, general manager, board member and supervisor of our variable interest entities and of the other equity owners of our joint ventures corresponding to the above organizational structure, as well as such parties’ percentage ownership.

No.	Company Name	Legal Representative	Shareholders	Equity percentage	General Manager	Board Members (Executive Director)
1	Nanning Jetlong Technology Co., Ltd.	He DANG	Charm Hong Kong Limited	100%	He DANG	He DANG
2	Charm Media Co., Ltd.	Min WU	O’Master Communications (Hong Kong) Ltd.	100%	Lijuan JIANG	He DANG
3	Shang Xing Media Co., Ltd.	He DANG	Charm Media Co., Ltd.	100%	Jianzhong LING	He DANG
4	Chongqing Changhui Culture Co., Ltd.	Xuhua XIA	Chongqing Travel Culture Media (Group) Co., Ltd.	55%	Xuhua XIA	Opposing Director: Xuhua XIA, Teng LI, Xiaogang HAN Charm Director: Yang WANG, Yi LIU
			Shang Xing Media Co., Ltd.	45%
5	Shidai Charm Advertising Co., Ltd.	Haifeng WANG	He DANG	67%	Haifeng WANG	Haifeng WANG
			Qingmei BAI(1)	33%
6	Qinghai Charm Advertising Co., Ltd.	He DANG	Shidai Charm Advertising Co., Ltd	100%	He DANG	He DANG
7	Beijing Charm Culture Co., Ltd.	He DANG	He DANG	67%	He DANG	He DANG
			Qingmei BAI	33%
8	Wasu Digital Co., Ltd.	He DANG	Huashu Communication Network Co., Ltd.	35%	Yan WANG	Charm Director: He DANG, Dan LIU, Jianzhong LING Opposing Director: Yiqing LI, Xuedong LI
			Beijing Charm Culture Co., Ltd.	65%
9	Chunqiu Charm Culture Co., Ltd.	He DANG	Beijing Chunqiu International Movie Culture Stock Company	49%	Di WU	Opposing Director: Meng AN, Yun WANG Charm Director: He DANG, Dan LIU, Wei ZHOU
			Beijing Charm Culture Co., Ltd.	51%
10	Beijing Vizeum Advertising Co., Ltd.	He DANG	Posterscope (Hong Kong) Ltd.	100%	Hongmei Zheng	Charm Director: Xi CHEN, Wei ZHOU, He DANG Opposing Director: Kym, LEE Kwei Fen
11	Beijing Guozhi Travel & Culture Co., Ltd.	He DANG	Charm Media Co., Ltd.	70%	Rao FU	Charm Director: He DANG, Zhao Sun, Linna LI Dawosi Director: Shuping LI, Rao FU
			Beijing Dawosi Dianfeng Travel Plan and Design Co., Ltd.	20%
			Rao FU	10%

(1)	Qingmei Bai is He Dang’s mother.
(2)	Dan Liu is He Dang’s wife.

The follow table sets forth variable interest entities of the Company that are no longer active in conducting business.

VIE	Nature of Company	Status of Business Inactivity
Shidai Charm Advertising Co., Ltd.	VIE	No business has been conducted since 2010
Qinghai Charm Advertising Co., Ltd.(1)	VIE	Through 2012, certain business remains in operation because certain customers are unwilling to transfer its contract to a different contracting entity.
Beijing Charm Culture Co., Ltd.	VIE	No business being conducted
Wasu Digital Co., Ltd.	Joint Venture	Only Hangzhou Digital TV is in active operation
Chunqiu Charm Culture Co., Ltd.(2)	Joint Venture	No business being conducted

(1)	Qinghai Changrong Youshi Culture Communication Co., Ltd. is anticipated to cease its business in 2013.
(2)	Beijing Chunqiu Changrong Movie Culture Co., Ltd. is anticipated to cease its business in 2013.

In October 2010, we entered into an agreement to establish a joint venture with Wasu Digital Group, or Wasu, China’s largest operator and digital content provider for cable TV, 3G mobile TV and broadband TV and a supplier of IPTV services. The joint venture has the right to operate all advertising-related businesses across Wasu’s three-network platform of IPTV, 3G mobile TV and broadband TV for 20 years. The joint venture will seek to develop and set the advertising industry standards on these new advertising media platforms, including the development of advertising products, product pricing, sales strategy, promotional materials as well as the development of advertising sales and agency policies. In June 2011, we signed exclusive advertising agency agreements with Shanghai New Media Information Broadcasting Co ..Ltd. and Guangzhou Zhujiang Online Multimedia Co., Ltd. to operate digital media advertising on interactive HDTV digital cable platforms in Shanghai and Guangzhou, respectively.

In April 2011, we formed a joint venture with Chongqing Travel & Culture Communications Co., Ltd. whereby we have a 49% equity interest to explore and promote the travel and tourism advertising market of Chongqing,

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiaries and variable interest entities in China, which operate substantially all of our business, is the Renminbi. The fluctuation of the Renminbi against the U.S. dollar contributed to the fluctuation in our net income reported in U.S. dollar terms. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Item 3. Key Information — A. Selected Financial Data — Currency Translation and Exchange,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Foreign Exchange Risk.”

Description of Revenue and Cost Items

Revenues

We generated revenues of US$106.0 million, US$192.4 million and US$280.1 million in 2009, 2010 and 2011, respectively. Prior to 2011, we primarily operated our business through variable interest entities. Starting from 2011, we have begun operating the majority of our business through these two new wholly foreign owned enterprises — Charm Media Co., Ltd. and Shang Xing Media Co., Ltd., which are qualified to operate advertising businesses in the PRC. The two wholly foreign owned enterprises assumed the agreements with each of our contractual counterparties, and the agreements were transferred from the variable interest entities to the wholly foreign owned enterprises. For the years ended December 31, 2009, 2010 and 2011, we generated approximately 98.0%, 95.4% and 13.1%, respectively, of our revenues from our variable interest entities. We derive revenues from our three operating segments: media investment management, advertising agency and branding and identity services. The following table sets forth a breakdown of our revenues by our three operating segments:

	For the Year Ended December 31,
	2009		2010		2011
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount	% of Total Revenues
	(US$ in thousands, except percentages)

Revenues:
Media investment management	87,275	82.3%	162,623	84.5%	238,837	85.3%
Advertising agency	15,301	14.4%	24,776	12.9%	34,285	12.2%
Branding and identity services	3,466	3.3%	5,002	2.6%	7,016	2.5%

Total revenues	106,042	100.0%	192,401	100.0%	280,138	100.0%

Media Investment Management. Our media investment management revenues increased to US$238.8 million in 2011 from US$162.6 million in 2010 and US$87.3 million in 2009. Under our media investment business, we enter into agreements to secure all or a portion of the advertising time and other advertising rights, which include soft advertising such as sponsorship on television channels, specific television programs, special television events and other media platforms. We derive our media investment management business revenues from the sale of advertising time and other advertising rights that we have secured pursuant to these agreements to advertisers directly or through their agencies. We account for media investment management business revenues and related costs on a gross basis. After evaluating the profitability and risk of certain exclusive agency arrangements and discussing with the satellite television stations, we did not renew our agreements with Shanghai Dragon Television and Hubei Provincial Economic TV in 2012. In addition, in 2012, we purchased less advertising time and other advertising rights under exclusive arrangements. As a result of the foregoing, we expect our media investment management revenues to decrease in 2012.

Exhibit 12.1

CERTIFICATION OF OUR CHIEF EXECUTIVE OFFICER

I, He Dang, certify that:

1.	I have reviewed this annual report on Form 20-F of Charm Communications Inc. as amended by this Amendment No. 1 on Form 20-F/A;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Intentionally Omitted];

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls over financial reporting.

Date:             , 2012

By:	/s/ HE DANG
Name:	He Dang
Title:	Chief Executive Officer

Exhibit 12.2

CERTIFICATION OF OUR CHIEF FINANCIAL OFFICER

I, Wei Zhou, certify that:

1.	I have reviewed this annual report on Form 20-F of Charm Communications Inc. as amended by this Amendment No. 1 on Form 20-F/A;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Intentionally Omitted];

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

5.	The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls over financial reporting.

Date:             , 2012

By:	/s/ WEI ZHOU
Name:	Wei Zhou
Title:	Chief Financial Officer

Exhibit 13.1

CERTIFICATION OF PERIODIC FINANCIAL REPORT

Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of Charm Communications Inc. on Form 20-F for the year ended December 31, 2011 as amended by this Amendment No. 1 on Form 20-F/A filed with the SEC on the date hereof, I, He Dang, the Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the company.

Date:             , 2012

By:	/s/ HE DANG
Name:	He Dang
Title:	Chief Executive Officer

*	A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the company and will be retained by the company and furnished to the SEC or its staff upon request.

Exhibit 13.2

CERTIFICATION OF PERIODIC FINANCIAL REPORT

Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of Charm Communications Inc. on Form 20-F for the year ended December 31, 2011 as amended by this Amendment No. 1 on Form 20-F/A filed with the SEC on the date hereof, I, Wei Zhou, the Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the company.

Date:             , 2012

By:	/s/ WEI ZHOU
Name:	Wei Zhou
Title:	Chief Financial Officer

*	A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the company and will be retained by the company and furnished to the SEC or its staff upon request.